Exhibit (a)(5)(C)

Dear InSite Vision Stockholder:

You should have recently received materials from Sun Pharmaceuticals Industries Ltd., Ranbaxy, Inc., and Thea Acquistion Corp. related to the offer to purchase (the “Offer”) all of the outstanding shares of InSite Vision Incorporated (“InSite”) at a price of $0.35 per share, net to the holder thereof in cash, without interest and less any applicable withholding tax. The Offer is being made pursuant to the Agreement and Plan of Merger, dated September 15, 2015 (as amended and restated as of September 28, 2015, and as it may be further amended and supplemented, the “Merger Agreement”), entered into by InSite, Ranbaxy, Inc. and Thea Acquistion Corp.

The InSite Board of Directors, after considerable deliberation and discussion, unanimously (1) determined that it was in the best interests of InSite and its stockholders that InSite enter into the Merger Agreement and (2) recommended that stockholders of InSite tender their shares pursuant to the Offer.  A complete description of the reasons of the InSite Board of Directors for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer, is set forth in the Schedule 14D-9 filed by InSite with the United States Securities and Exchange Commission (the “SEC”) on September 29, 2015.

The Offer is conditioned upon, among other things, at least a majority of the outstanding shares of InSite (on a fully-diluted basis) being validly tendered and not properly withdrawn prior to the expiration of the Offer.  In order to ensure that this condition is met and, thereby, for you to receive payment in connection with the Offer, it is important that you tender your shares regardless of the number of shares you own.  A complete description of the Offer is set forth in the Schedule TO filed by Sun Pharmaceuticals Industries Ltd., Ranbaxy, Inc., and Thea Acquistion Corp. with the SEC on September 29, 2015.

THE TENDER OFFER IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, (THE END OF THE DAY) ON TUESDAY, OCTOBER 27, 2015, UNLESS THE OFFER IS EXTENDED. WE URGE YOU TO ACCEPT THIS TENDER OFFER AS SOON AS POSSIBLE.

If you have any questions regarding the tender offer or need help in tendering your shares, please call MacKenzie Partners, Inc. toll-free at 1 (800) 322-2885.

Thank you for your time and consideration.

Sincerely,

Sun Pharmaceutical Industries, Ltd.

*** If you have already tendered your InSite shares, you need not take any further action.***